UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 12b-25


                      NOTIFICATION OF LATE FILING.


(Check One):

[X] Form 10-K and Form 10-KSB     [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For period ended:   12/31/96

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





PART I - REGISTRANT INFORMATION

Full name of registrant:

     Navidec, Inc.

Former name if applicable:

     Not applicable

Address of Principal Executive Office (Street and Number)

     14 Inverness Drive, Building F, Suite 116


PART II - RULES 12B-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b25(b), the following should be completed (Check box if
appropriate    [X])


(a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


     The registrant only recently became a reporting company and was not able to obtain all of the information required for its Form 10-K report sufficiently in advance to complete the filing within the prescribed period.


PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

          John D. Tishler, Esquire
          Cohen Brame & Smith Professional Corporation
          (303) 837-8800


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).                              [X] Yes   [] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?  [X] Yes   [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Net sales have improved over the prior year's period. Operating loss and net loss have increased over the prior year's period. These results and the reasons therefor are consistent with the results for the nine months ended September 30, 1996 and management's discussion and analysis thereof shown in the registrant's Form SB-2 Registration Statement effective as of February 10, 1997.

          Navidec, Inc.

              (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 28, 1997           By: /s/ Ralph Armijo

                                   (Name)

                                   Ralph Armijo
                                   (Print Name)

                                   President and Chief
                                   Executive Officer
                                   (Title)